SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the period ending 8th February 2007
GlaxoSmithKline plc
(Name of registrant)
980 Great West Road,
Brentford,
Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-104121) OF GLAXOSMITHKLINE PLC, GLAXOSMITHKLINE CAPITAL INC. AND GLAXOSMITHKLINE CAPITAL PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Issued: 8th February 2007, London
Preliminary Results Announcement for the year ended 31st December 2006
GSK delivers strong 2006 performance with full year EPS up 19% CER (16% reported)
GlaxoSmithKline plc (GSK) today announces its unaudited results for the year ended 31st December 2006. The full results are presented under ‘Income Statement’ on pages 7 and 8, and are summarised below.
FINANCIAL RESULTS*

	2006	2005	Growth		Q4 2006	Q4 2005	Growth
	£m	£m	CER%	£%	£m	£m	CER%	£%

Turnover	23,225	21,660	9	7	5,959	5,907	9	1
Operating profit	7,808	6,874	17	14	1,700	1,633	19	4
Profit before tax	7,799	6,732	19	16	1,710	1,606	22	6

Earnings per share	95.5p	82.6p	19	16	21.0p	19.8p	22	6
SUMMARY*

•	Group turnover up 9% to £23.2 billion, driven by strong US pharmaceuticals performance, up 16%; resulting in 2006 EPS up 19% in CER terms

•	Pharmaceuticals sales also up 9% to £20.1 billion, with strong growth from all major products:
	—	Seretide/Advair +11% to £3.3 billion	—	Lamictal +19% to £996 million
	—	Avandia product group +25% to £1.6 billion	—	Valtrex +24% to £845 million
	—	Vaccines +23% to £1.7 billion	—	Coreg +38% to £779 million

•	Consumer Healthcare sales up 6% to £3.1 billion; strong Q4 performance with sales up 9%

•	Significant late-stage pipeline progress:
	—	4 NCEs, 3 new vaccines and 3 in-licensed assets: HuMax-CD20 (oncology), gepirone ER and XP13512 (CNS disorders) entered late-stage development in the last 12 months
	—	31 key product opportunities now in phase III/registration (13 NCEs, 6 vaccines, 12 PLEs)

•	5 major new pharmaceutical product launches expected in 2007:
	—	Tykerb — new oral treatment for breast cancer
	—	Cervarix (Europe & International) — a vaccine to prevent cervical cancer (US filing by April)
	—	Allermist/Avamys — new treatment for allergic rhinitis
	—	Coreg CR — a once daily treatment for three cardiovascular conditions
	—	Trexima — new treatment for migraine

•	2006 dividend of 48p (vs 44p in 2005)

•	2007 EPS growth expected to be 8% to 10% in CER terms — driven by continued growth from key products and improvements in margin.
Commenting on the 2006 performance and GSK’s outlook, JP Garnier, Chief Executive Officer, said:
“GSK continues to make progress on all fronts. Sales growth is coming from an ever widening portfolio of fast-growing products, and sustained improvements in margin have enabled us to deliver a strong financial performance, with EPS up 19% in CER terms. We also have very healthy momentum in our pipeline, with 10 new products added to our late-stage development efforts in the last 12 months. We now have over 30 significant product opportunities in phase III development or registration, including five major new products planned for launch this year. For all these reasons, we look to the future with confidence.”

*	The Group’s practice is to discuss its results in terms of constant exchange rate (CER) growth. All commentaries compare 2006 results with 2005 in CER terms unless otherwise stated. See ‘Accounting Presentation and Policies’ on page 22.

PHARMACEUTICAL UPDATE
Total pharmaceutical turnover grew 9% to £20.1 billion
A strong sales performance in the USA, up 16% to £10.4 billion helped drive total pharmaceutical turnover growth of 9% in 2006. Sales in Europe grew 1%, to over £5.5 billion, with strong sales from Seretide, Avandia/Avandamet and vaccines offsetting the impact of generic competition to Lamictal, Imigran and Zofran, and continued price cuts. International region sales grew 6% to £4.2 billion, with sales in Japan up 8% to £860 million.
Seretide/Advair sales over £3.3 billion; TORCH data publication in H1 2007
Total sales of Seretide/Advair, for asthma and COPD, rose 11% to £3.3 billion. In the USA, sales grew 13% to £1.9 billion. In Europe, sales grew 10% to £1.1 billion and in International markets, sales grew 9% to over £300 million. GSK expects the positive results from TORCH, a COPD mortality study recently filed with regulators, to be published in a leading medical journal during the first half of 2007.
Avandia product group sales over £1.6 billion with strong growth across all regions
Sales of Avandia products, for the treatment of type 2 diabetes, grew 24% to £1.2 billion in the USA. In Europe, sales grew 40% to £217 million driven by the increasing use of Avandamet. Sales in International markets rose 19% to £234 million.
In December, GSK presented data from the landmark ADOPT study, which demonstrated that Avandia is more effective than metformin, or a sulphonylurea, in long-term blood sugar control in type 2 diabetes. These data are in addition to those recently presented from the DREAM study, which showed that Avandia can reduce the risk of progression to type 2 diabetes. Data from both these studies are expected to be filed with regulatory agencies during the first half of 2007.
Strong 2006 for vaccines with new products driving sales up 23% to £1.7 billion
Overall vaccine sales increased 23% to £1.7 billion, with good performances from all regions: US sales rose 40% to £465 million; European sales grew 20% to £709 million and sales in International were up 13% to £518 million. Key contributors were: Infanrix/Pediarix, GSK’s combination vaccines for children, with sales up 29% to £511 million; and sales of hepatitis vaccines, which grew 9% to £479 million, benefiting from a strong US performance of Havrix, following approval last year for broader paediatric use.
Sales of new vaccines also helped drive overall sales growth. Total sales of Rotarix, for rotavirus, Boostrix, for prevention of diphtheria, tetanus and whooping cough, and influenza vaccines, Fluarix/FluLaval, reached £274 million, up 91%.
Lamictal, Valtrex, and Coreg — sales grew 26% to over £2.6 billion
Sales of Lamictal, for the treatment of epilepsy and bipolar disorder, grew 19% to just under £1 billion, benefiting from its new indication to treat one of the most serious forms of epilepsy — primary generalised tonic-clonic seizures. Lamictal is also the only medicine with long-term clinical data that demonstrates that it can delay the onset of depressive episodes of bipolar disorder. In November, GSK submitted Lamictal XR, a new once daily treatment, with the FDA for treatment of epilepsy. The company intends to present data on Lamictal XR at the American Academy of Neurology meeting in April.
Sales of Valtrex, for herpes, rose 24% to £845 million, with US sales up 30% to £600 million. Sales of Coreg, for heart disease, grew strongly, up 38% to £779 million.
High potential products — Avodart, Requip and Boniva deliver combined sales of £579 million
Sales of Requip, for Parkinson’s disease/Restless Legs Syndrome (RLS), grew 74% to £268 million and, in December, the FDA accepted GSK’s file for approval of Requip 14hr. Avodart for benign prostatic hyperplasia (enlarged prostate), continued to perform strongly with sales up 69% to £216 million for the year. GSK’s share of the co-promotion income for Boniva/Bonviva, the only once-monthly medicine for post-menopausal osteoporosis, was £95 million.

Other products
Total sales of HIV products were £1.5 billion, down 1%. Competition to older products, Combivir (-9% to £528 million) and Epivir (-21% to £202 million), was partially offset by strong sales growth of new products Epzicom/Kivexa (>100% to £241 million) and Lexiva (+18% to £131 million).
Sales of Flonase fell 52% to £311 million, reflecting generic competition in the USA, which began in the first quarter of 2006.
Fourth quarter pharmaceutical sales up 8% to £5.1 billion
A strong fourth quarter performance was driven by US sales, up 15% to £2.6 billion, despite the introduction of generic competition to Wellbutrin XL 300mg tablet (approximately 60% of Wellbutrin sales) and Zofran. Fourth quarter sales of Wellbutrin XL were up 9% to £187 million, compared with full year sales growth of 25% to £798 million. Fourth quarter sales of Zofran declined 19% to £165 million, compared with full year growth of 3% to £847 million. In Europe, total pharmaceutical sales grew 1% to over £1.4 billion and in International markets rose 3% to £1.1 billion.
PIPELINE UPDATE
GSK expects to launch 5 major new products in 2007:
Tykerb — US launch expected in H1 2007
In December, landmark clinical trial data for Tykerb were published in the New England Journal of Medicine. Data from the study reported that Tykerb in combination with Xeloda, significantly improved the time to disease progression for patients with HER2 (ErbB2+) advanced breast cancer whose disease had progressed on Herceptin. In addition, the study authors concluded that further investigation into earlier use of Tykerb in the treatment of HER2 positive breast cancer is warranted.
Subject to regulatory approval, GSK plans to launch Tykerb in the USA during the first half of 2007 and in Europe in the second half of the year. Meanwhile, clinical development of Tykerb continues with seven phase III trials ongoing to assess the use of Tykerb in treatment of adjuvant and first-line metastatic breast cancer.
Cervarix — European/International launches expected in H2 2007; US filing by April
GSK expects to launch Cervarix, a new vaccine to prevent cervical cancer, in European and International markets in the second half of 2007. The company remains on track to file for regulatory approval in the USA by April.
Earlier this year, GSK announced the initiation of the first head-to-head trial of Cervarix versus Gardasil, to compare the immune responses to HPV types 16 and 18 in US women 18 to 45 years old. Initial study results are anticipated in 2008.
Allermist/Avamys — US launch H1 2007; new phase III data to be presented at AAAAI
Allermist/Avamys, a new intranasal steroid to treat the symptoms of seasonal allergic rhinitis and perennial allergic rhinitis, is expected to be launched in the first half of 2007. GSK will present new phase III data on the product at the annual meeting of the American Academy of Allergy, Asthma & Immunology (AAAAI) beginning on 23rd February.
Coreg CR — Launch in Q1 2007; new opportunity to simplify treatment
Coreg CR is a new once-daily, long acting treatment for three cardiovascular conditions: hypertension, post-myocardial infarction left ventricular dysfunction and mild to severe heart failure. It represents a significant new opportunity to help simplify treatment for those patients taking multiple medications for heart conditions, in particular hypertension. The company intends to launch Coreg CR in the first quarter of 2007.

Trexima — New data submitted to FDA; launch expected H2 2007
A full response to the FDA’s recent request for additional information has now been submitted to the agency. Subject to regulatory approval, GSK expects to launch Trexima, for the treatment of migraine, in the second half of 2007.
Other important launches/filings
GSK also expects to launch several other important products during the year including, Arixtra to treat acute coronary syndromes (ACS); Altabax/Altargo, for skin infections, and Entereg for the management of post-operative ileus.
The company plans to file several new products for approval with regulatory authorities in 2007, including two major vaccine opportunities: US filing of Rotarix; and European filing of Synflorix (formerly Streptorix), a vaccine to prevent pneumococcal disease.
GSK also continues to progress development of vaccines for use before, and in the event of, a ’flu pandemic; and in January, submitted its H5N1 vaccine to European regulators for approval for pre-pandemic use.
Significant late-stage pipeline progress:
The company now has 31 major product opportunities in phase III development or registration, comprising 13 NCEs, 6 new vaccines and 12 product line extensions.
Major NCEs & vaccines (* entered late-stage in the last 12 months)

Phase III
•	ambrisentan (pulmonary arterial hypertension)

•	belimumab* (lupus)

•	casopitant* (CINV and PONV)

•	pazopanib* (renal cell cancer)

•	mepolizumab (hypereosinophilic syndrome)

•	Promacta * (ITP)

•	New generation ’flu vaccine*

•	Globorix (Hep B, DTP, Hib and meningitis A+C)

•	meningitis (Hib-MenCY-TT) vaccine*

•	Synflorix (pneumococcal disease)
Filed
•	Allermist/Avamys (allergic rhinitis)

•	Altabax/Altargo (skin infections)

•	Entereg (POI)

•	Tykerb (breast cancer)

•	Cervarix (cervical cancer)

•	H5N1 pandemic vaccine*

New in-licensed assets
•	HuMax-CD20*, a high affinity (fully human) monoclonal antibody in late-stage development for chronic lymphocytic leukaemia and follicular non-Hodgkin’s lymphoma; and in phase II development for rheumatoid arthritis.

•	Gepirone ER*, a 5HT1a agonist currently in pre-registration for the treatment of major depressive disorder (MDD). If approved, gepirone ER would be a first-in-class treatment for MDD, with a potentially better tolerability profile compared to current anti-depressant therapy.

•	XP13512*, a gabapentin prodrug, in phase III development for restless legs syndrome and phase II for treatment of neuropathic pain. In addition to a convenient dosing regimen, XP13512 could provide a new treatment option to patients for whom current therapy (dopaminergics) is not appropriate.

CONSUMER HEALTHCARE UPDATE
Sales up 6% to over £3.1 billion; portfolio to be enhanced with 10 product launches in 2007
Consumer Healthcare sales grew 6% to £3.1 billion, with sales in International (+10%) and Europe (+7%), performing well. Total sales in the USA were flat, with an improved performance seen in the fourth quarter, with sales up 7% to over £200 million.
•	Nutritional healthcare products sales grew 7% to £658 million. Lucozade, grew 14% to £301 million, and Horlicks, grew 6% to £156 million. Ribena sales were down 1% to £169 million.

•	Oral care sales grew 6% to £993 million. Sensodyne grew strongly, up 19% for the year to £257 million. Sales of Aquafresh were down 3% to £283 million.

•	Over-the-counter medicine sales grew 5% to £1.5 billion with Panadol and Smoking Control performing well.
GSK’s consumer brand portfolio will be strengthened further in 2007, with the launch of 10 products, including alli, a new treatment for weight-loss in the USA. In addition, GSK has added two more brands — Breathe Right nasal strips and FiberChoice dietary fibre supplements — to its portfolio following the acquisition of CNS, Inc. which was completed in December 2006.
FINANCIAL REVIEW
These results have been prepared under International Financial Reporting Standards as adopted for use in the European Union (see ‘Accounting Presentation and Policies’ on page 22).
Operating profit and earnings per share — full year
Operating profit of £7,808 million for the year increased by 17% compared with 2005, and was above turnover growth of 9%, reflecting an improved cost of sales margin (despite higher restructuring costs), flat SG&A costs (including lower legal and restructuring charges), partially offset by an increase in R&D expenditure and lower other operating income. Excluding restructuring, R&D expenditure grew in line with turnover growth.
Consumer Healthcare operating profit was down 3%, compared with 2005, as a result of lower profit on product disposals. Excluding profit on disposals, Consumer Healthcare operating profit grew 4%.
In the year, gains from asset disposals were £169 million (£290 million in 2005), costs for legal matters were £333 million (£430 million in 2005), the fair value movements on the Quest collar and Theravance options resulted in income of £29 million (£19 million income in 2005) and charges related to restructuring programmes were £205 million (£141 million in 2005). The total operating profit impact of these items was a £340 million charge in 2006, compared with a £262 million charge in 2005.
Profit after taxation grew by 17%, which was level with the growth in operating profit, and reflected lower net interest costs, offset by a higher tax rate for the year.
EPS of 95.5 pence increased 19% in CER terms (16% in sterling terms) compared with 2005. The adverse currency impact of 3% on EPS reflected the strength of sterling against other major currencies.
Operating profit and earnings per share — Q4
Operating profit of £1,700 million for the quarter increased by 19% compared with Q4 last year, and was above turnover growth of 9%, primarily due to flat SG&A (including lower legal costs), lower growth in R&D and higher other operating income partly offset by a higher cost of sales margin. The cost of sales margin was primarily impacted by higher restructuring costs, asset impairments and currency, partly offset by favourable pricing.
In the quarter, gains from asset disposals were £3 million (£12 million in 2005), costs for legal matters were £81 million (£132 million in 2005), the fair value movements on the Quest collar and Theravance options resulted in income of £46 million (£4 million income in Q4 2005) and charges related to restructuring programmes were £132 million (£59 million in 2005). The total operating profit impact of these items was a £164 million charge in 2006, compared with a £175 million charge in Q4 2005.

Profit after taxation grew by 20% which was marginally higher than the growth in operating profit and reflected lower net interest costs compared with Q4 2005, largely offset by a higher tax rate.
EPS of 21.0 pence increased 22% in CER terms (6% in sterling terms) compared with Q4 2005. The adverse currency impact of 16% on EPS reflected the strength of sterling against the other major currencies.
Currencies
The 2006 results are based on average exchange rates, principally £1/$1.85, £1/Euro 1.47 and £1/Yen 215. The period-end exchange rates were £1/$1.96, £1/Euro 1.48 and £1/Yen 233. Average exchange rates for Q4 2006 were £1/$1.94, £1/Euro 1.50 and £1/Yen 227. If the US dollar and Euro exchange rates were to hold at the Q4 average level for 2007, the adverse currency impact on EPS growth for the full-year would be around 4%.
Dividend
The Board has declared a fourth interim dividend of 14 pence per share resulting in a dividend for the year of 48 pence, a four pence increase over the dividend of 44 pence per share for 2005. The equivalent interim dividend receivable by ADR holders is 55.1628 cents per ADS based on an exchange rate of £1/$1.9701. The dividend will have an ex-dividend date of 14th February 2007, a record date of 16th February 2007 and will be paid on 12th April 2007.
2007 earnings guidance
GSK expects 2007 EPS growth to be 8% to 10% in CER terms.
Share buy-back programme
GSK repurchased £1,348 million of shares in 2006, to be held as Treasury shares. The company completed its second £4 billion share repurchase programme in September, and in October commenced a new share buy-back programme totalling £6 billion. This programme is expected to be completed over a three year period including £2 billion in 2007. The exact amount and timing of future purchases, and the extent to which repurchased shares will be held as Treasury shares rather than being cancelled, will be determined by the company and is dependent on market conditions and other factors.
GlaxoSmithKline — one of the world’s leading research-based pharmaceutical and healthcare companies — is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For company information including a copy of this announcement and details of the company’s updated product development pipeline, visit GSK at www.gsk.com.

Enquiries:	UK Media	Philip Thomson	(020) 8047 5502
		Alice Hunt	(020) 8047 5502
		Gwenan White	(020) 8047 5502

	US Media	Nancy Pekarek	(215) 751 7709
		Mary Anne Rhyne	(919) 483 2839
		Patricia Seif	(215) 751 7709

	European Analyst / Investor	Anita Kidgell	(020) 8047 5542
		David Mawdsley	(020) 8047 5564
		Sally Ferguson	(020) 8047 5543

	US Analyst / Investor	Frank Murdolo	(215) 751 7002
		Tom Curry	(215) 751 5419
Brand names appearing in italics throughout this document are trademarks of GSK or associated companies with the exception of Levitra, a trademark of Bayer, Entereg, a trademark of Adolor and Bonviva/Boniva, a trademark of Roche, which are used under licence by the Group.
Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group’s operations are described under ‘Risk Factors’ in the ‘Operating and Financial Review and Prospects’ in the company’s Annual Report 2005.

INCOME STATEMENT
Year ended 31st December 2006

	2006		Growth	2005
	£m		CER%	£m

Turnover:
Pharmaceuticals	20,078		9	18,661
Consumer Healthcare	3,147		6	2,999

TURNOVER	23,225		9	21,660

Cost of sales	(5,010)		6	(4,764)

Gross profit	18,215		9	16,896

Selling, general and administration	(7,257)		—	(7,250)
Research and development	(3,457)		11	(3,136)
Other operating income	307			364

Operating profit:
Pharmaceuticals	7,125		19	6,159
Consumer Healthcare	683		(3)	715

OPERATING PROFIT	7,808		17	6,874

Finance income	287			257
Finance expense	(352)			(451)
Share of after tax profits of associates and joint ventures	56			52

PROFIT BEFORE TAXATION	7,799		19	6,732

Taxation (includes overseas tax of £1,912 million (2005: £1,826 million))	(2,301)			(1,916)
Tax rate %	29.5%			28.5%

PROFIT AFTER TAXATION FOR THE YEAR	5,498		17	4,816

Profit attributable to minority interests	109			127
Profit attributable to shareholders	5,389			4,689

	5,498			4,816

EARNINGS PER SHARE	95.5	p	19	82.6	p

Diluted earnings per share	94.5	p		82.0	p

A fourth interim dividend of 14 pence per share has been declared, making a total of 48 pence per share for the year (2005: 44 pence per share). The total expected to be absorbed by these dividends is approximately £2,695 million (2005: £2,494 million). See ‘Dividends’ on page 14.

INCOME STATEMENT
Three months ended 31st December 2006

	Q4 2006		Growth	Q4 2005
	£m		CER%	£m

Turnover:
Pharmaceuticals	5,136		8	5,108
Consumer Healthcare	823		9	799

TURNOVER	5,959		9	5,907

Cost of sales	(1,445)		15	(1,298)

Gross profit	4,514		7	4,609

Selling, general and administration	(1,934)		—	(2,040)
Research and development	(980)		6	(968)
Other operating income	100			32

Operating profit:
Pharmaceuticals	1,501		21	1,440
Consumer Healthcare	199		8	193

OPERATING PROFIT	1,700		19	1,633

Finance income	83			85
Finance expense	(86)			(125)
Share of after tax profits of associates and joint ventures	13			13

PROFIT BEFORE TAXATION	1,710		22	1,606

Taxation	(505)			(455)
Tax rate %	29.5%			28.3%

PROFIT AFTER TAXATION FOR THE PERIOD	1,205		20	1,151

Profit attributable to minority interests	24			29
Profit attributable to shareholders	1,181			1,122

	1,205			1,151

EARNINGS PER SHARE	21.0	p	22	19.8	p

Diluted earnings per share	20.8	p		19.6	p

PHARMACEUTICAL TURNOVER
Year ended 31st December 2006

	Total		USA		Europe		International
	£m	CER%	£m	CER%	£m	CER%	£m	CER%
RESPIRATORY	4,995	—	2,461	(3)	1,697	3	837	4
Seretide/Advair	3,313	11	1,870	13	1,133	10	310	9
Flixotide/Flovent	659	5	298	16	173	(8)	188	2
Serevent	291	(10)	86	(16)	140	(13)	65	5
Flixonase/Flonase	311	(52)	184	(63)	51	(15)	76	(14)

CENTRAL NERVOUS SYSTEM	3,642	15	2,588	28	595	(15)	459	2
Seroxat/Paxil	620	4	175	35	149	(20)	296	5
Paxil IR	448	(5)	19	11	149	(20)	280	4
Paxil CR	172	37	156	38	—	—	16	25
Wellbutrin	900	24	882	24	2	—	16	7
Wellbutrin IR, SR	102	12	89	14	2	—	11	—
Wellbutrin XL	798	25	793	25	—	—	5	25
Imigran/Imitrex	711	3	551	11	118	(18)	42	(12)
Lamictal	996	19	765	37	175	(22)	56	2
Requip	268	74	176	>100	81	21	11	25

ANTI-VIRALS	2,827	10	1,354	7	855	11	618	16
HIV	1,515	(1)	700	(7)	621	3	194	8
Combivir	528	(9)	238	(14)	217	(4)	73	—
Trizivir	268	(11)	141	(13)	113	(7)	14	(7)
Epivir	202	(21)	69	(25)	90	(26)	43	(2)
Ziagen	117	(13)	48	(11)	41	(24)	28	4
Agenerase, Lexiva	131	18	74	7	48	40	9	14
Epzicom/Kivexa	241	>100	125	49	97	>100	19	>100

Herpes	965	19	610	30	144	4	211	3
Valtrex	845	24	600	30	109	12	136	10
Zovirax	120	(6)	10	67	35	(15)	75	(7)

Zeffix	162	12	13	8	23	10	126	13
Relenza	91	>100	—	—	62	>100	29	>100

METABOLIC	1,875	27	1,277	30	252	33	346	12
Avandia	1,399	23	1,068	26	125	13	206	13
Avandamet	204	17	86	(22)	92	>100	26	41
Avandaryl	42	—	40	—	—	—	2	—
Bonviva/Boniva	95	>100	83	>100	12	>100	—	—

VACCINES	1,692	23	465	40	709	20	518	13
Hepatitis	479	9	161	21	227	2	91	8
Influenza	170	60	91	>100	36	—	43	27
Infanrix/Pediarix	511	29	172	20	281	40	58	12
Boostrix	60	>100	41	>100	15	88	4	67

CARDIOVASCULAR AND UROGENITAL	1,636	24	1,072	42	395	(4)	169	13
Coreg	779	38	773	38	—	—	6	20
Levitra	43	8	41	20	1	(75)	1	(100)
Avodart	216	69	131	>100	69	25	16	67
Arixtra	58	>100	32	>100	23	>100	3	>100
Fraxiparine	209	(1)	—	—	179	—	30	(6)

ANTI-BACTERIALS	1,369	(9)	217	(15)	628	(12)	524	(2)
Augmentin	570	(14)	94	(31)	268	(15)	208	—
Zinnat/Ceftin	164	(16)	12	20	82	(27)	70	(5)

ONCOLOGY AND EMESIS	1,069	7	836	12	153	(7)	80	(11)
Zofran	847	3	679	8	107	(14)	61	(16)
Hycamtin	113	15	72	11	34	26	7	17

OTHER	973	(5)	83	19	263	(19)	627	(1)
Zantac	232	(2)	72	28	52	(19)	108	(7)

	20,078	9	10,353	16	5,547	1	4,178	6

Pharmaceutical turnover includes co-promotion income.

PHARMACEUTICAL TURNOVER
Three months ended 31st December 2006

	Total		USA		Europe		International
	£m	CER%	£m	CER%	£m	CER%	£m	CER%
RESPIRATORY	1,269	(3)	616	(7)	433	1	220	-
Seretide/Advair	862	9	493	11	293	8	76	1
Flixotide/Flovent	172	7	79	22	42	(12)	51	4
Serevent	74	(9)	22	(17)	33	(13)	19	11
Flixonase/Flonase	48	(69)	17	(85)	11	(15)	20	(8)

CENTRAL NERVOUS SYSTEM	915	13	660	25	137	(17)	118	(3)
Seroxat/Paxil	163	11	49	72	35	(10)	79	(1)
Paxil IR	113	—	3	—	35	(10)	75	—
Paxil CR	50	50	46	59	—	—	4	(25)
Wellbutrin	212	9	208	10	—	—	4	(25)
Wellbutrin IR, SR	25	13	22	25	—	—	3	(33)
Wellbutrin XL	187	9	186	9	—	—	1	—
Imigran/Imitrex	174	2	138	12	25	(34)	11	—
Lamictal	257	23	204	39	39	(22)	14	—
Requip	76	62	52	97	21	16	3	—

ANTI-VIRALS	706	9	333	8	210	11	163	11
HIV	360	(5)	168	(7)	146	(3)	46	2
Combivir	119	(14)	56	(15)	48	(9)	15	(20)
Trizivir	61	(14)	32	(16)	25	(13)	4	—
Epivir	43	(24)	15	(23)	18	(34)	10	—
Ziagen	28	(12)	12	(7)	10	(9)	6	(22)
Agenerase, Lexiva	34	12	19	5	12	18	3	50
Epzicom/Kivexa	69	66	33	29	29	100	7	>100

Herpes	242	18	154	30	36	9	52	(5)
Valtrex	212	23	150	28	27	17	35	6
Zovirax	30	(9)	4	>100	9	(10)	17	(22)

Zeffix	42	5	3	33	6	—	33	3
Relenza	37	>100	—	—	22	>100	15	>100

METABOLIC	474	34	321	45	69	27	84	7
Avandia	324	25	246	32	30	7	48	4
Avandamet	68	54	32	40	27	75	9	60
Avandaryl	14	—	14	—	—	—	—	—
Bonviva/Boniva	34	>100	29	>100	5	—	—	—

VACCINES	527	31	162	84	200	20	165	10
Hepatitis	128	19	43	38	60	11	25	8
Influenza	107	>100	59	>100	23	(12)	25	>100
Infanrix/Pediarix	136	29	47	37	72	36	17	(11)
Boostrix	18	73	13	63	5	67	—	—

CARDIOVASCULAR AND UROGENITAL	421	25	281	44	101	(1)	39	(9)
Coreg	199	39	198	39	—	—	1	—
Levitra	12	30	12	44	—	—	—	—
Avodart	61	67	36	95	19	27	6	67
Arixtra	21	>100	12	>100	7	>100	2	—
Fraxiparine	53	(2)	—	—	44	(4)	9	11

ANTI-BACTERIALS	354	(8)	57	(15)	164	(9)	133	(3)
Augmentin	145	(11)	25	(20)	67	(15)	53	2
Zinnat/Ceftin	42	(19)	3	—	22	(24)	17	(14)

ONCOLOGY AND EMESIS	213	(11)	162	(10)	33	(15)	18	(20)
Zofran	165	(19)	130	(16)	21	(30)	14	(25)
Hycamtin	28	20	18	18	8	50	2	(50)

OTHER	257	2	18	5	80	(7)	159	6
Zantac	55	(5)	16	12	13	(24)	26	(3)

	5,136	8	2,610	15	1,427	1	1,099	3

Pharmaceutical turnover includes co-promotion income.

CONSUMER HEALTHCARE TURNOVER
Year ended 31st December 2006

	2006	Growth
	£m	CER%
Over-the-counter medicines	1,496	5
Analgesics	380	7
Dermatological	165	4
Gastrointestinal	252	2
Respiratory tract	172	12
Smoking control	353	7
Natural wellness support	132	—

Oral care	993	6
Nutritional healthcare	658	7

Total	3,147	6

CONSUMER HEALTHCARE TURNOVER
Three months ended 31st December 2006

	Q4 2006	Growth
	£m	CER%
Over-the-counter medicines	409	9
Analgesics	95	9
Dermatological	43	15
Gastrointestinal	63	3
Respiratory tract	54	8
Smoking control	103	18
Natural wellness support	38	11

Oral care	258	10
Nutritional healthcare	156	5

Total	823	9

FINANCIAL REVIEW — INCOME STATEMENT
Operating profit

	2006		2005		Growth
		% of		% of
	£m	turnover	£m	turnover	CER%	£%
Turnover	23,225	100.0	21,660	100.0	9	7

Cost of sales	(5,010)	(21.6)	(4,764)	(22.0)	6	5
Selling, general and administration	(7,257)	(31.2)	(7,250)	(33.5)	—	—
Research and development	(3,457)	(14.9)	(3,136)	(14.5)	11	10
Other operating income	307	1.3	364	1.7

Operating profit	7,808	33.6	6,874	31.7	17	14

Overall, the operating margin increased 1.9 percentage points as sterling operating profit increased 14% on a sterling turnover growth of 7% reflecting lower growth in cost of sales and flat SG&A costs, partially offset by an increase in R&D expenditure and lower other operating income.
Cost of sales declined as a percentage of turnover by 0.4 percentage points, reflecting favourable price and regional mix.
SG&A costs were level with 2005 benefiting from lower legal charges and restructuring costs. Excluding these items SG&A costs grew 3% reflecting the continuing benefits of cost saving programmes.
R&D expenditure increased 11% partly as a result of higher charges related to restructuring programmes. Excluding restructuring costs R&D grew 8%. Pharmaceuticals R&D expenditure excluding restructuring costs represented 16.2% (2005: 16.2%) of pharmaceutical turnover.
Other operating income includes royalty income, equity investment disposals and impairments, product disposals and fair value adjustments to the Quest collar and Theravance options. Other operating income was £307 million in 2006 compared with £364 million in 2005. The decrease is primarily due to lower product and asset disposal profits partially offset by the favourable fair value movement to the Quest collar and Theravance options.

Taxation
The charge for taxation on profit amounting to £2,301 million, represents an effective tax rate of 29.5%, (2005 — 28.5%). The Group balance sheet at 31st December 2006 included a tax payable liability of £621 million and a tax recoverable asset of £186 million.
As reported last year, GSK’s largest unresolved tax issues were with the US Internal Revenue Service (IRS) and UK HM Revenue and Customs (HMRC) in respect of transfer prices related to the Glaxo heritage products.
On 11th September 2006, GSK and the IRS agreed to a resolution of their dispute. Under the agreement, GSK has made gross payments to the IRS of approximately $3.3 billion. The final net cash cost to the Group is approximately $3.1 billion, which covers federal, state and local taxes, interest and the benefit of tax relief on the payments made. The settlement resolved all the transfer pricing issues in dispute for the period 1989 — 2000, which were due to go to trial in February 2007, and also covers the subsequent years 2001 — 2005. GSK had previously made provision for the dispute and this settlement did not have any significant impact on the company’s reported earnings or tax rate for the year.
GSK continues to be in dispute with HMRC primarily in respect of transfer pricing and Controlled Foreign Companies legislation matters for the years 1994 to date and the parties are now preparing for litigation. HMRC has not formally quantified its claims in respect of these matters but there continues to be a wide difference between the Group and HMRC positions on these matters.
GSK has open issues in Japan and Canada, which were the subject of court proceedings in 2006. In Japan the tax authorities are claiming approximately Yen 39 billion (£169 million) in respect of transactions in 1998. GSK has paid the tax claimed, as required by law, and applied for a refund. A court decision is expected in late March 2007. A court decision in the Group’s dispute with the Canadian Revenue Authority over the pricing of Zantac in the years 1989 — 1993 is expected in the first half of 2007.
GSK uses the best advice in determining its transfer pricing methodology and in seeking to manage transfer pricing issues to a satisfactory conclusion and, on the basis of external professional advice, continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of litigation proceedings and negotiations with the relevant tax authorities.
Weighted average number of shares

	2006	2005
	millions	millions
Weighted average number of shares — basic	5,643	5,674
Dilutive effect of share options and share awards	57	46

Weighted average number of shares — diluted	5,700	5,720

	Q4 2006	Q4 2005
	millions	millions
Weighted average number of shares — basic	5,618	5,657
Dilutive effect of share options and share awards	51	53

Weighted average number of shares — diluted	5,669	5,710

The number of shares in issue, excluding those held by the ESOP Trusts and those held as Treasury shares at 31st December 2006, was 5,603 million (31st December 2005: 5,653 million).

Dividends

	Paid/	Pence per
	payable	share	£m
2006

First interim	6th July 2006	11	619
Second interim	5th October 2006	11	620
Third interim	4th January 2007	12	671
Fourth interim	12th April 2007	14	785

		48	2,695

2005

First interim	7th July 2005	10	568
Second interim	6th October 2005	10	567
Third interim	5th January 2006	10	568
Fourth interim	6th April 2006	14	791

		44	2,494

The liability for an interim dividend is only recognised when it is paid, which is usually after the accounting period to which it relates. The 2006 financial statements recognise the dividends paid in 2006, namely the third and fourth interim dividends for 2005 and the first and second interim dividends for 2006, which total £2,598 million (2005: £2,390 million).
STATEMENT OF RECOGNISED INCOME AND EXPENSE

	2006	2005
	£m	£m
Exchange movements on overseas net assets	(390)	203
Tax on exchange movements	(78)	99
Fair value movements on available-for-sale investments	84	(1)
Deferred tax on fair value movements on available-for-sale investments	(15)	(10)
Exchange movements on goodwill in reserves	31	9
Actuarial gains/(losses) on defined benefit plans	429	(794)
Deferred tax on actuarial movements in defined benefit plans	(161)	257
Fair value movements on cash flow hedges	(5)	(4)
Deferred tax on fair value movements on cash flow hedges	2	1

Net losses recognised directly in equity	(103)	(240)

Profit for the year	5,498	4,816

Total recognised income and expense for the year	5,395	4,576

Total recognised income and expense for the year attributable to:
Shareholders	5,307	4,423
Minority interests	88	153

	5,395	4,576

BALANCE SHEET

	31st December 2006	31st December 2005
	£m	£m
ASSETS
Non-current assets
Property, plant and equipment	6,930	6,652
Goodwill	758	696
Other intangible assets	3,293	3,383
Investments in associates and joint ventures	295	276
Other investments	441	362
Deferred tax assets	2,123	2,214
Other non-current assets	721	438

Total non-current assets	14,561	14,021

Current assets
Inventories	2,437	2,177
Current tax recoverable	186	416
Trade and other receivables	5,317	5,348
Liquid investments	1,035	1,025
Cash and cash equivalents	2,005	4,209
Assets held for sale	12	2

Total current assets	10,992	13,177

TOTAL ASSETS	25,553	27,198

LIABILITIES
Current liabilities
Short-term borrowings	(718)	(1,200)
Trade and other payables	(4,871)	(5,147)
Current tax payable	(621)	(2,269)
Short-term provisions	(1,055)	(895)

Total current liabilities	(7,265)	(9,511)

Non-current liabilities
Long-term borrowings	(4,772)	(5,271)
Deferred tax provision	(595)	(569)
Pensions and other post-employment benefits	(2,339)	(3,069)
Other provisions	(528)	(741)
Other non-current liabilities	(406)	(467)

Total non-current liabilities	(8,640)	(10,117)

TOTAL LIABILITIES	(15,905)	(19,628)

NET ASSETS	9,648	7,570

EQUITY
Share capital	1,498	1,491
Share premium account	858	549
Other reserves	65	(308)
Retained earnings	6,965	5,579

Shareholders’ equity	9,386	7,311

Minority interests	262	259

TOTAL EQUITY	9,648	7,570

RECONCILIATION OF MOVEMENTS IN EQUITY

	2006	2005
	£m	£m
Total equity at beginning of year	7,570	5,925
Total recognised income and expense for the year	5,395	4,576
Dividends to shareholders	(2,598)	(2,390)
Shares issued	316	252
Shares purchased and held as Treasury shares	(1,348)	(1,000)
Consideration received for shares transferred by ESOP Trusts	151	68
Share-based incentive plans	226	240
Tax on share-based incentive plans	21	25
Changes in minority interest shareholdings	2	(40)
Distributions to minority shareholders	(87)	(86)

Total equity at end of year	9,648	7,570

FINANCIAL REVIEW — BALANCE SHEET
Net assets
The book value of net assets increased by £2,078 million from £7,570 million at 31st December 2005 to £9,648 million at 31st December 2006. Net debt increased and the overall tax creditor position decreased following the gross payment of $3.3 billion (£1.8 billion) under the transfer pricing dispute settlement with the US Internal Revenue Service (see ‘Taxation’ on page 13). The pension and other post-employment liabilities decreased following improvements in asset values, further special contributions to the UK and US pension funds and a strengthening of long-term interest rates, including an increase in the rate used to discount UK pension liabilities from 4.75% to 5.0%.
The carrying value of investments in associates and joint ventures at 31st December 2006 was £295 million, with a market value of £1,020 million.
Equity
At 31st December 2006, total equity had increased from £7,570 million at 31st December 2005 to £9,648 million. The increase arises principally from retained earnings and actuarial gains on defined benefit pension plans in the year partially offset by further purchases of Treasury shares. At 31st December 2006, the ESOP Trusts held 153.5 million GSK shares against the future exercise of share options and share awards. The carrying value of £1,999 million has been deducted from other reserves. The market value of these shares was £2,062 million. At 31st December 2006, GSK also held 235.5 million shares as Treasury shares, at a cost of £3,147 million, which has been deducted from retained earnings.

CASH FLOW STATEMENT
Year ended 31st December 2006

	2006	2005
	£m	£m
Profit after tax	5,498	4,816
Tax on profits	2,301	1,916
Share of after tax profits of associates and joint ventures	(56)	(52)
Finance income/expense	65	194
Depreciation and other non-cash items	1,138	1,103
Increase in working capital	(471)	(323)
(Decrease)/increase in other net liabilities	(272)	11

Cash generated from operations	8,203	7,665

Taxation paid	(3,846)	(1,707)

Net cash inflow from operating activities	4,357	5,958

Cash flow from investing activities
Purchase of property, plant and equipment	(1,366)	(903)
Proceeds from sale of property, plant and equipment	43	54
Purchase of intangible assets	(224)	(278)
Proceeds from sale of intangible assets	175	221
Purchase of equity investments	(57)	(23)
Proceeds from sale of equity investments	32	35
Share transactions with minority shareholders	(157)	(36)
Purchase of businesses, net of cash acquired	(273)	(1,026)
Disposals of businesses and interests in associates	5	(2)
Investment in associates and joint ventures	(13)	(2)
Interest received	299	290
Dividends from associates and joint ventures	15	10

Net cash outflow from investing activities	(1,521)	(1,660)

Cash flow from financing activities
(Increase)/decrease in liquid investments	(55)	550
Proceeds from own shares for employee share options	151	68
Issue of share capital	316	252
Purchase of Treasury shares	(1,348)	(999)
Increase in long-term loans	—	982
Repayment of long-term loans	—	(70)
Net repayment of short-term loans	(739)	(857)
Net repayment of obligations under finance leases	(34)	(36)
Interest paid	(414)	(381)
Dividends paid to shareholders	(2,598)	(2,390)
Dividends paid to minority interests	(87)	(86)
Other financing cash flows	16	53

Net cash outflow from financing activities	(4,792)	(2,914)

(Decrease)/increase in cash and bank overdrafts in the year	(1,956)	1,384

Exchange adjustments	(254)	233
Cash and bank overdrafts at beginning of year	3,972	2,355

Cash and bank overdrafts at end of year	1,762	3,972

Cash and bank overdrafts at end of year comprise:
Cash and cash equivalents	2,005	4,209
Overdrafts	(243)	(237)

	1,762	3,972

CASH FLOW STATEMENT
Three months ended 31st December 2006

	Q4 2006	Q4 2005
	£m	£m
Profit after tax	1,205	1,151
Tax on profits	505	455
Share of after tax profits of associates and joint ventures	(13)	(13)
Finance income/expense	3	40
Depreciation and other non-cash items	251	434
Increase in working capital	(11)	(255)
Increase/(decrease) in other net liabilities	6	(92)

Cash generated from operations	1,946	1,720

Taxation paid	(441)	(435)

Net cash inflow from operating activities	1,505	1,285

Cash flow from investing activities
Purchase of property, plant and equipment	(470)	(348)
Proceeds from sale of property, plant and equipment	11	(9)
Purchase of intangible assets	(69)	(93)
Proceeds from sale of intangible assets	(8)	(3)
Purchase of equity investments	(22)	(5)
Proceeds from sale of equity investments	10	13
Share transactions with minority shareholders	1	(4)
Purchase of businesses, net of cash acquired	(256)	(883)
Disposals of businesses and interests in associates	2	(2)
Investment in associates and joint ventures	(5)	—
Interest received	102	90
Dividends from associates and joint ventures	2	2

Net cash outflow from investing activities	(702)	(1,242)

Cash flow from financing activities
Increase in liquid investments	(6)	(684)
Proceeds from own shares for employee share options	31	45
Issue of share capital	55	171
Purchase of Treasury shares	(534)	(374)
Net increase in/(repayment of) short-term loans	135	(489)
Net repayment of obligations under finance leases	(7)	(11)
Interest paid	(167)	(60)
Dividends paid to shareholders	(620)	(567)
Dividends paid to minority interests	(6)	(8)
Other financing cash flows	116	21

Net cash outflow from financing activities	(1,003)	(1,956)

Decrease in cash and bank overdrafts in the period	(200)	(1,913)

Exchange adjustments	(46)	20
Cash and bank overdrafts at beginning of period	2,008	5,865

Cash and bank overdrafts at end of period	1,762	3,972

Cash and bank overdrafts at end of period comprise:
Cash and cash equivalents	2,005	4,209
Overdrafts	(243)	(237)

	1,762	3,972

RECONCILIATION OF CASH FLOW TO MOVEMENTS IN NET DEBT

	2006	2005
	£m	£m
Net debt at beginning of the year	(1,237)	(1,984)

(Decrease)/increase in cash and bank overdrafts	(1,956)	1,384
Cash outflow/(inflow) from liquid investments	55	(550)
Net increase in long-term loans	—	(912)
Net repayment of short-term loans	739	857
Net repayment of obligations under finance leases	34	36
Net non-cash funds of businesses acquired	—	(68)
Exchange adjustments	(9)	39
Other non-cash movements	(76)	(39)

(Increase)/decrease in net debt	(1,213)	747

Net debt at end of the year	(2,450)	(1,237)

FINANCIAL REVIEW — CASH FLOW
Cash generated from operations was £8,203 million in 2006. This represents an increase of £538 million over 2005, principally due to higher operating profits which were partially offset by an increase in working capital and a decrease in other net liabilities. The operating cash flow is in excess of the funds needed for the routine cash flows of tax, capital expenditure on property, plant and equipment and dividend payments, together amounting to £7.8 billion. Taxation paid during the year included the gross payment of $3.3 billion (£1.8 billion) under the transfer pricing dispute settlement with the US Internal Revenue Service (see ‘Taxation’ on page 13). The purchase of businesses cost £273 million. Receipts of £467 million arose from the exercise of share options: £151 million from shares held by the ESOP Trusts and £316 million from the issue of new shares. In addition, £1,348 million was spent in the year on purchasing the company’s shares to be held as Treasury shares.
EXCHANGE RATES
The results and net assets of the Group, as reported in sterling, are affected by movements in exchange rates between sterling and overseas currencies. GSK uses the average of exchange rates prevailing during the period to translate the results and cash flows of overseas Group subsidiary and associated undertakings into sterling and period-end rates to translate the net assets of those undertakings. The currencies which most influence these translations, and the relevant exchange rates, are:

	2006	2005	Q4 2006	Q4 2005
Average rates:
£/US$	1.85	1.82	1.94	1.73
£/Euro	1.47	1.46	1.50	1.46
£/Yen	215.00	200.00	227.00	203.00
Period-end rates:
£/US$	1.96	1.72	1.96	1.72
£/Euro	1.48	1.46	1.48	1.46
£/Yen	233.00	203.00	233.00	203.00
During 2006, average sterling exchange rates were stronger against the US dollar, the Euro and the Yen compared with 2005. Comparing 2006 period-end rates with 2005 period-end rates, sterling was stronger against the US dollar, the Euro and the Yen.

LEGAL MATTERS
The Group is involved in various legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust and governmental investigations and related private litigation concerning sales, marketing and pricing. The Group makes provision for those proceedings on a regular basis and may make additional significant provisions for such legal proceedings, as required in the event of further developments in those matters, consistent with generally accepted accounting principles. Litigation, particularly in the USA, is inherently unpredictable and excessive awards that may not be justified by the evidence can occur. The Group could in the future incur judgments or enter into settlements of claims that could result in payments that exceed its current provisions by an amount that would have a material adverse effect on the Group’s financial condition, results of operations and cash flows.
Intellectual property claims include challenges to the validity of the patents on various of the Group’s products or processes and assertions of non-infringement of those patents. A loss in any of these cases could result in loss of patent protection for the product at issue. The consequence of any such loss could be a significant decrease in sales of that product and could materially affect future results of operations for the Group.
At 31st December 2006, the Group’s aggregate provision for legal and other disputes (not including tax matters described under ‘Taxation’ on page 13) was over £1.1 billion. The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.
Developments since the date of the Annual Report as previously updated by the Legal matters sections of the Results Announcements for the first, second and third quarters of 2006 include:
Intellectual property
With respect to the Group’s application to the US Patent and Trademark Office (USPTO) for re-issue of its combination patent for Advair, in January 2007 the Group received a Notice of Allowance finding the pharmaceutical composition claims patentable. The re-issue patent will have the same September 2010 expiration date as the original combination patent. In addition, the Group holds other US patents relating to Advair, including various patents relating to the Diskus device which expire over a period from 2011 to 2016, and various patents relating to the HFA formulation and MDI device which expire over a period from 2014 to 2017.
With respect to the Group’s patent infringement action against Cobalt Pharmaceuticals in respect of Imitrex, the Group reached a settlement with Cobalt in November 2006 which provides that Cobalt may distribute a generic version of sumatriptan tablets in the USA with an expected launch date early in the first quarter of 2009.
With respect to the Group’s patent infringement action against Spectrum Pharmaceuticals in respect of Imitrex, the Group reached a settlement with Spectrum in December 2006 which provides that Spectrum may exclusively distribute authorised generic versions of certain sumatriptan injection products in the USA with an expected launch during GSK’s sumatriptan paediatric exclusivity period which begins in August 2008, with such launch occurring not later than early November 2008.
With respect to the trial of the Group’s patent infringement action in respect of Requip against Teva Pharmaceuticals in the US District Court for the District of Delaware, in December 2006 the judge ruled at the conclusion of the trial that the Group’s patent on the use of ropinirole (the active ingredient in Requip) to treat Parkinson’s disease is novel and non-obvious rejecting Teva’s claims on those grounds. Teva’s further claim that the patent is unenforceable for inequitable conduct remains before the judge as the evidence was not reviewed at the trial. This issue is to be decided on the basis of deposition testimony and documents and consideration of further potential filings by the parties. Teva’s original challenge to the Group’s basic compound patent was withdrawn before the trial, and Teva has accepted that the FDA will not approve its product prior to expiration of that patent.
With respect to the Group’s patent infringement action against Ranbaxy Laboratories in respect of Valtrex, on 1st February 2007, Ranbaxy received FDA approval for its generic valacyclovir product, and notified the Group that it sought to market the product in the USA. The Group will apply to the court for a preliminary injunction prohibiting launch of this product pending completion of the lawsuit. Under the terms of an agreement between the companies, previously approved by the court, if the Group applies for such an injunction within 45 days, Ranbaxy will not launch its product until the court either rules on the preliminary injunction or decides the pending court case. No trial date has yet been set for the pending court case.

With respect to Wellbutrin XL, the US Food and Drug Administration (FDA) has approved Abbreviated New Drug Applications for Anchen Pharmaceuticals for a generic form of Wellbutrin XL (150mg and 300mg tablets) and Impax Laboratories for a generic form of 300mg tablets. Marketing of a 300mg tablet generic version of Wellbutrin XL began in December 2006.
With respect to the Group’s patent infringement action against Teva Pharmaceuticals in the US District Court for the District of New Jersey in respect of the basic compound patent (expiring in 2012) and the maleate salt patent (expiring in 2015) for Avandia, a trial date has been set for 6th August 2007. Dr Reddy’s Laboratories’ challenge of the maleate salt patent in the same court has been combined with the Teva action for trial. Neither Dr Reddy’s nor the other manufacturers that have filed ANDAs for generic forms of Avandia have challenged the validity of the basic compound patent.
Anti-trust
With respect to anti-trust actions initiated against the Group on the basis of the Group’s actions in 2003 to reduce illegal importation of prescription drugs from Canada, in November 2006 the US Court of Appeals for the Eighth Circuit affirmed the decision of the US District Court for the District of Minnesota which had granted the Group’s motion to dismiss the purported class actions that had been consolidated for trial before that court. In December 2006, the trial judge, for the California state court anti-trust action filed on behalf of a number of retail pharmacies, granted the Group’s motion for summary judgment. The remaining state anti-trust case filed by the Minnesota state attorney general is still in the discovery phase.
Commercial and other litigation
In December 2006, two purported class actions were filed in the US District Courts for the Central and Southern Districts of California against the Group on behalf of all the Group’s US pharmaceutical sales representatives alleging that those representatives are entitled to overtime pay. Similar actions have been filed against other pharmaceutical companies. The cases are in their early stages.
Developments with respect to tax matters are described in ‘Taxation’ on page 13.

ACCOUNTING PRESENTATION AND POLICIES
This unaudited Results Announcement containing condensed financial information for the twelve and three months ended 31st December 2006 is prepared in accordance with the Listing Rules of the London Stock Exchange, IAS 34 ‘Interim Financial Reporting’ and the accounting policies set out in the Annual Report 2005, except that IFRIC Interpretation 4 ‘Determining whether an arrangement contains a lease’ and an amendment to IAS 39 ‘Financial guarantee contracts’ have been implemented in 2006. Neither change has had a material effect on the current or prior periods. This Results Announcement does not constitute statutory accounts of the Group within the meaning of section 240 of the Companies Act 2005.
The income statement, statement of recognised income and expense and cash flow statement for the year ended, and the balance sheet at, 31st December 2005 have been derived from the full Group accounts published in the Annual Report 2005, which have been delivered to the Registrar of Companies and on which the report of the independent auditors was unqualified and did not contain a statement under either section 237(2) or section 237(3) of the Companies Act 1985.
Data for market share and market growth rates are GSK estimates based on the most recent data from independent external sources and, where appropriate, are valued in sterling at relevant exchange rates. Figures quoted for product market share reflect sales by GSK and licensees.
In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in sterling had remained unchanged from those used in the previous year. All commentaries are presented in terms of CER unless otherwise stated.
INVESTOR INFORMATION
Preliminary Announcement of Annual Results for 2006
This Announcement was approved by the Board of Directors on Thursday 8th February 2007.
The income statement, statement of recognised income and expense, and cash flow statement for the year ended 31st December 2006 and the balance sheet at that date, are subject to completion of the audit and may also change should a significant adjusting event occur before the approval of the Annual Report 2006 on 28th February 2007.
Financial calendar
The company will announce first quarter 2007 results on 25th April 2007. The first interim dividend for 2007 will have an ex-dividend date of 2nd May 2007 and a record date of 4th May 2007. It will be paid on 12th July 2007.
Internet
This Announcement and other information about GSK are available on the company’s website at: http://www.gsk.com.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)
Date: February 8, 2007

By:	/s/ Simon Bicknell

SIMON BICKNELL

Authorised Signatory for and on behalf of
GlaxoSmithKline plc